Exhibit 99.3

NEWS RELEASE

October 31, 2006	Release 29-06

Lundin Mining and EuroZinc

Finalize Merger

October 31, 2006 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation (“Lundin Mining”) and EuroZinc Mining Corporation (“EuroZinc”) are pleased to announce that the merger between the two companies was finalized today. The merged company, Lundin Mining Corporation, is listed on the Toronto Stock Exchange (TSX symbol LUN), the Stockholm Stock Exchange (SSE symbol LUMI) and the American Stock Exchange (AMEX symbol LMC) as of November 1, 2006.

On August 21 2006, Lundin Mining and EuroZinc announced that the two companies had entered into an agreement to merge through a Plan of Arrangement. Following approvals at Special Shareholders’ Meetings, held by the respective companies, on October 19, 2006, and a court approval on October 24, 2006, the transaction has been closed.

The new company, with a total of 1 500 employees, will operate four profitable mines in Sweden, Portugal and Ireland and in 2007, a fifth mine is planned to start production in Portugal. Production for 2006, on a combined basis, is estimated to be approximately 180,000 tonnes (400 million pounds) of contained zinc, 90,000 tonnes (205 million pounds) of contained copper, 45,000 tonnes (100 million pounds) of contained lead and 6 million ounces of contained silver.

Going forward, in the near term, Lundin Mining expects to increase its zinc, lead and silver production with the start up of the Aljustrel mine in September 2007 and with the potential to increase zinc production at the Neves-Corvo mine which is currently being studied. In addition, the Ozernoe Project will provide a substantial increase in zinc and lead production.

The new Lundin Mining’s balance sheet is strong and as of June 30, 2006, had total cash and short term investments of US$ 229 million, and long term debt of US$43 million. Pro-forma sales for the first half of 2006 amounted to US$462 million with an operating cash flow of US$203 million.

Lukas Lundin will continue as Chairman of Lundin Mining Corporation and Colin K. Benner will be Vice Chairman and Chief Executive Officer. Both will remain based in Vancouver while Karl-Axel Waplan, who will be the President and Chief Operating Officer of Lundin Mining, will remain based in Stockholm. Anders Haker will be the Vice President and Chief Financial Officer while Neil O’Brien will hold the position of Vice President of Exploration and Manfred Lindvall will hold the position of Vice President of Environmental, Safety and Health. Joao Carrelo will continue in the position of Executive Vice President and Chief Operating Officer of the operations in Portugal and Spain, and will remain in Portugal. Kjell Larsson will hold the position of Vice President Projects and the Operations in Ireland and in Sweden. Neil O’Brien, Manfred Lindvall and Kjell Larsson will remain in Sweden.

Both Companies  are equally represented on the board of the combined Company that, along with Lukas Lundin as Chairman includes;  Colin K. Benner, Donald Charter, John Craig, Brian Edgar, Graham Mascall, David Mullen, Bill Rand, Tony O’Reilly and Dale Peniuk.

“The new Lundin Mining Corporation is well positioned to create shareholder value with its excellent producing properties as well as its pipeline of good internal projects for growth with the Aljustrel and Neves-Corvo zinc projects in Portugal and the Ozernoe zinc project in Russia. As well, we have significant exploration opportunities in the immediate vicinity of our existing operations and in numerous other countries where we have investment interests. All of this coupled with our strong balance sheet bodes well for the Company’s growth plans,” said Colin K. Benner, CEO of Lundin Mining, “We expect to move quickly to take advantage of our development and exploration prospects and as well to evaluate other growth opportunities around the world.”

ON BEHALF OF THE BOARD

Colin K. Benner

Vice Chairman and CEO

For further information, please contact:

Colin K. Benner, CEO: +1-604-681-1337

Ron Ewing, Vice President +1-604-681-1337

Karl-Axel Waplan, President: +46-705-10 4239

Catarina Ihre, Manager, Manager Investor Relations: +46-70-607 9263

Troy Winsor, Investor Relations: +1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The benefits of the merger may not be realized, on time, to the extent expected, or at all, and the combined company may not be successful in pursuing future growth.

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EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com